UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 25, 2024

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS AND WELCOMES ROGER PERREAULT TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (April 25, 2024) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 25, 2024 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 57,127,836 common shares were voted at the meeting, representing 84.78% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Against	% of Votes Against
Doug Arnell	55,781,221	99.66	188,614	0.34
Jim Bertram	55,600,779	99.34	369,066	0.66
Paul Dobson	55,918,033	99.91	51,801	0.09
Maureen Howe	55,671,080	99.47	298,754	0.53
Robert Kostelnik	55,401,228	98.98	568,607	1.02
Leslie O’Donoghue	55,879,973	99.84	89,862	0.16
Roger Perreault	55,911,723	99.90	58,111	0.10
Kevin Rodgers	55,698,611	99.52	271,223	0.48
John Sampson	55,947,663	99.96	22,172	0.04
Rich Sumner	55,919,250	99.91	50,584	0.09
Margaret Walker	55,756,784	99.63	207,015	0.37
Benita Warmbold	55,517,327	99.20	446,471	0.80
Xiaoping Yang	55,780,601	99.67	183,198	0.33

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 72.97%
Votes Withheld (percent): 27.03%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 7, 2024 was approved.

Votes For (percent): 96.91%
Votes Against (percent): 3.09%

Board Appointment

Methanex is pleased to announce the appointment of Roger Perreault to its Board of Directors effective April 25, 2024.

Mr. Perreault served most recently at UGI Corporation from 2015 until 2023 and held the roles of President & Chief Executive Officer, Executive Vice President of Global LPG, and Vice President of UGI International. Prior to this, he worked at Air Liquide for over 22 years in a variety of increasingly senior global management roles. Mr. Perreault holds a Bachelor of Science in Chemical Engineering from Toronto Metropolitan University (formerly known as Ryerson University), a Graduate Diploma of Management (Applied) from McGill University and has completed the International Development Program and the Advanced Management Program at INSEAD.

Doug Arnell, Chair of the Board of Methanex, commented, “We are excited to welcome Roger to Methanex’s Board. He brings a wealth of senior management and heavy industrial plant experience and an in-depth knowledge of the natural gas and industrial gas industry that will complement our current Board’s skills and expertise.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 25, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary